Exhibit 99.1

REE Announces Cost Reduction Measures to Sustain Long-Term Growth

■	Initiated cost reduction measures targeting a 55% decrease in operating costs to a projected average of approximately $2.7 million per month by year-end related to pause in production and an approximately 50% reduction-in-force
■	The company aims to extend its financial runway beyond 12 months
■	REE’s new organizational structure is designed to allow a more streamlined operation with stronger focus on licensing its SDV technology aimed to enhance long-term stability

TEL AVIV (June 9, 2025) – REE Automotive Ltd. (Nasdaq: REE), an automotive technology company that develops software-defined vehicle (SDV) technology solutions, today announced that it has implemented cost reductions across its business to streamline its cost structure and extend its expected financial runway.

The company aims to focus its resources on SDV technology, improve its organizational structure and enhance operational efficiency in the near term, while supporting long term growth, by adjusting its workforce across the U.S., Israel and the U.K. The cost-saving measures are expected to lower operating expenses from a monthly average of approximately $6 million to approximately $2.7 million monthly average by year-end. Starting with these actions, the company aims to extend its cash runway beyond 12 months. The expected savings are offset, in part, by a one-time charge of approximately $2.1 million related to the reduction-in-force plan.

“We are taking immediate steps to stabilize operations in order to position REE to be a sustainable business in the long-term,” said Daniel Barel, CEO and co-founder of REE Automotive. “These actions, while difficult, are necessary to address the volatile global macro-economic conditions. They allow us to focus our resources on our strong technological core by maintaining our core R&D and engineering capabilities to ensure that we remain focused on innovation and value creation driven by our strong talents. We are becoming a leaner operation that will also focus on driving forward our licensing and partnership models for our SDV technology while maintaining our core production abilities for when the time is right. We are encouraged by the opportunities that we anticipate ahead and look forward to accelerating our software products while generating shareholder value.”

About REE Automotive

REE Automotive (Nasdaq: REE) is an automobile technology company that develops and produces cutting edge software-defined vehicle, or SDV, technology that manages vehicle operations and features through proprietarily-developed software, enabling what we believe to be safer, more modular, and better performing vehicles. Our advanced SDV technology utilizes zonal architecture to enhance redundancy and stability, and it contains the capabilities for updates and improvements over-the-air throughout an SDV’s lifespan. This makes Powered by REE® vehicles highly adaptable to customer and market changes and our technology is designed in an effort to be future proofed, autonomous capable. As the first company to FMVSS certify a full by-wire vehicle in the U.S., REE’s proprietary by-wire technology for drive, steer and brake control eliminates the need for mechanical connection. Our approach of “complete not compete” allows original equipment manufacturers, or OEMs, and technology companies to license our technology in order to design and build vehicles reliant upon our SDV technology to their specific requirements and needs. To learn more visit www.ree.auto.

Media Contact

Malory Van Guilder

Skyya PR for REE Automotive

+1 651-335-0585

ree@skyya.com

Investor Contact

Hai Aviv

Chief Fianance Officer for REE Automotive

investors@ree.auto

Caution About Forward-Looking Statements

This communication includes certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, statements regarding REE or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. For example, REE is using forward-looking statements when it discusses its pursuit of a more capital-efficient business model; ability to maintain REE’s core R&D capabilities; the planned reduction in force amounting to approximately 50% across the U.S., Israel and the U.K. and the timing of such reductions; the planned reduction of the company’s monthly operating expenses to an approximately $2.7 million monthly average and extending a runway beyond the next 12 months; REE’s ability to continue as a going concern even if these cost reductions are implemented and efficiencies are obtained;; operational efficiency in the near term and its acceleration of a software-oriented business model; its expected one-time charge amount and the timing thereof; expected savings per year and the timing thereof; increasing REE’s phase 2 go-to-market strategy for SDV technology and licensing and partnership models; and our ability to ramp production when the time is right. In addition, any statements that refer to plans, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “aim” “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would”, “designed,” “target” and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. All statements, other than statements of historical facts, may be forward-looking statements.

These forward-looking statements are based on REE’s current expectations and assumptions about future events and are based on currently available information as of the date of this communication and current expectations, forecasts, and assumptions. Although REE believes that the expectations reflected in forward-looking statements are reasonable, such statements involve an unknown number of risks, uncertainties, judgments, and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. These factors are difficult to predict accurately and may be beyond REE’s control. Forward-looking statements in this communication speak only as of the date made and REE undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur.

Uncertainties and risk factors that could affect REE’s future performance and could cause actual results to differ include, but are not limited to: risks relating to the substantial doubt that REE will have sufficient funds to satisfy its obligations for the foreseeable future and through the next 12 months; risk relating to REE’s inability repay its convertible notes due to insufficient cash flow from our business or to settle conversions of such convertible notes in cash or to repurchase the notes upon a change in control transaction; REE’s limited operating history; risks relating to the global economic environment, the general market, political and economic conditions in the countries in which we operate (including the recent policy changes by the Trump Administration); adverse conditions in the automotive industry and adverse global conditions, including macroeconomic, protectionist trade policies and tariffs, geopolitical uncertainty, and other events; REE’s business model not being proven; REE’s ability to maintain and advance relationships with current Tier 1 suppliers and strategic partners; REE’s reliance on its UK Engineering Center of Excellence for the design, validation, verification, testing and homologation of its products; development of REE’s technology into marketable products; risk relating to REE’s failure to obtain significant orders for its products; REE’s uncertain assumptions relating to its operational or financial performance; REE’s operations in an industry that is new and rapidly evolving, and its use of estimates that are subject to significant uncertainty; risks relating to REE’s significant shareholders having substantial influence over REE; REE’s expectations with respect to the SDV market, which may not develop as REE expects or develops slower than REE expects; risks relating to consumer acceptance of SDV technology; risks relating to the lack of a guarantee that OEMs will purchase our SDV products in any certain quantity or at any certain price even after a design win; risk relating to significant delays between the time we achieve a design win until we may be able to realize revenue from the vehicle model; REE’s reliance on an outsourced manufacturing business model, if and when it determine to manufacture; REE’s dependence on suppliers and potential suppliers, which include single or limited source suppliers; risks related to product liability claims, legal and regulatory proceedings, commercial or contractual disputes, or lawsuits alleging infringement or misappropriation of intellectual property rights; risks associated with data security breach, failure of information security systems and privacy concerns; risks related to a lack of compliance with Nasdaq’s minimum bid price requirement or other Nasdaq listing rules; risks relating to future sales of our securities by existing material shareholders or by us that could cause the market price for the Class A Ordinary Shares to decline; potential disruption of shipping routes due to accidents, political events, international hostilities and instability, piracy or acts by terrorists; intense competition in the e-mobility space, including with competitors who have significantly more resources; risks related to the fact that REE is incorporated in Israel and governed by Israeli law; REE’s ability to make continued investments in its platform; the impact of fluctuations in interest rates, inflation, and foreign exchange rates; the ongoing conflict between Ukraine and Russia and any other worldwide health epidemics or outbreaks that may arise and adverse global conditions; the ongoing Gaza war and other military conflict in Israel; the need to attract, train and retain highly-skilled technical workforce; changes in laws and regulations that impact REE; REE’s ability to enforce, protect and maintain intellectual property rights; REE’s ability to retain engineers and other highly qualified employees to further its goals; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in REE’s annual report filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 15, 2025 and in subsequent filings with the SEC.